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09058381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVY Securities, Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Davy House, 49 Dawson Street
(No. and Street)

Dublin 2, Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Quigley +353 1 6148863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

Stokes Place, St Stephen's Green, Dublin 2, Ireland
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/12

OATH OR AFFIRMATION

I, Philip Quigley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davy Securities, as of 31st December, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davy Securities

Affirmation

COUNTY OF DUBLIN, IRELAND

We, the undersigned officers of the firm of Davy Securities, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Davy Securities for the year ended 31 December 2008 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barry Nangle
Co President

David Smith
Co President

Philip Quigley
Financial and Operations Principal

(Notary Public)

KPMG

Davy Securities

(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition
As of 31 December 2008

(With Independent Auditors' Report Thereon)

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Table of Contents *Page*

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

Independent Auditors' Report

Board of Directors
Davy Securities:

We have audited the accompanying statement of financial condition of Davy Securities (the "Company") (a wholly owned subsidiary of J&E Davy Holdings) as of 31 December 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration on internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Davy Securities as of 31 December 2008, in conformity with U.S. generally accepted accounting principles.

KPMG

KPMG

20 February 2009

KPMG

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition *(Expressed in US Dollars)*
As at 31 December 2008

Assets	
Cash and cash equivalents	$4,253,853
Due from affiliates	536,365
Other assets	5,439
Total assets	**$4,795,657**
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$858,870
Income tax payable	53,281
Total liabilities	**912,151**
Stockholder's equity	3,883,506
Total stockholder's equity	**3,883,506**
Total liabilities and stockholder's equity	**$4,795,657**

The accompanying notes are an integral part of the Statement of Financial Condition.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Notes to Statement of Financial Condition
(forming part of the Statement of Financial Condition)

1 Organization and Description of the Business

Davy Securities commenced trading during the year ended 31 December 2006. During the year ended 31 December 2007, the company changed its status from a limited company to an unlimited company. The company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). Its business encompassed the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish stock exchange and foreign fixed income securities. The company executes all client orders for foreign securities with J&E Davy (trading as Davy), an affiliated foreign broker-dealer (member of the Irish Stock Exchange "ISE" and the London Stock Exchange "LSE" and authorised by the Financial Regulator under the Stock Exchange Act 1995). J&E Davy will report these executed trades to the relevant stock exchange. Davy Securities executes the client order with J&E Davy who will in turn execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J&E Davy Holdings. The ultimate holding company is Amber Note. J&E Davy Holdings and Amber Note are both incorporated in Ireland.

2 Summary of significant accounting policies

Basis of presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting.

Foreign currencies

The company's functional currency is the euro. Monetary assets and liabilities denominated in foreign currencies are translated into euro using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into euro using historical exchange rates.

2 Summary of significant accounting policies *(continued)*

Foreign currencies *(continued)*

For presentation purposes, the financial statements have been translated from the functional currency, euro, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the year (1 dollar = 0.7155 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate during the year (1 dollar = 0.6799 euro). Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in Other comprehensive income, a component of stockholder's equity, the currency translation account within Stockholder's equity.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is satisfied that it will have sufficient taxable profits in future to recover the deferred tax asset. All deferred tax liabilities have been provided for.

3 Cash and cash equivalents

Cash and cash equivalents aggregating $4,253,853 comprises cash. The company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

4 Commitments and contingent liabilities

There were no commitments or contingent liabilities at year end.

5 Related party transactions

Corporate overhead expenses are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense. All direct expenses are paid by J&E

Davy and recharged through the inter-company account. As at 31 December 2008 an amount of $536,365 was due from J&E Davy relating to trade settlement accounts in addition to accrued income and expenses.

6 Net capital requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At 31 December 2008, the Company had net capital of $3,034,142, which was $2,784,142 in excess of its required net capital of $250,000.

7 Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.